FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof
__________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

AMENDMENT NO. 5 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)
____________________

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED*
(As of the close of the fiscal year)
_________________________________________________________________________

                                                                                                                                          Title of Issue                                  Amounts as to which                       Names of exchanges
                                                                                                                                                                                               registration is effective                      on which registered
_________________________________________________________________________
                                     N/A                                                    N/A                                                  N/A
_________________________________________________________________________

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001
___________

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

In connection with the issuance by the Province of Ontario of US$250,000,000 Floating Rate Notes due April 1, 2015 (the “Notes”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit (i)	Schedule of Expenses with respect to US$100,000,000 aggregate principal amount of the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

April 23, 2012	PROVINCE OF ONTARIO (Name of registrant)
By: /s/ Irene Stich Name: Irene Stich Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (i):	Schedule of Expenses with respect to US$150,000,000 aggregate principal amount of the Notes.

EXHIBIT (i)

                                                                             Schedule of Expenses

It is estimated that the expenses of the Province of Ontario in connection with the sale of the Notes will be as follows:

Securities and Exchange Commission fee	US$	7,000
Printing/Edgarizing expenses		1,000
Fiscal Agent, Paying Agent, Transfer Agent, Calculation Agent and Registrar Administration Fee and expenses		9,100
Legal fees and expenses		7,500
Rating Agency fees and Miscellaneous expenses		1,100
	US$	25,700 =====